SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

The M Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP Group plc

27 Farm Street, London W1J 5RJ England

INDEX

REQUIRED INFORMATION:

THE FOLLOWING FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE M PLAN ARE BEING FILED HEREWITH:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are inapplicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of The M Plan:

We have audited the accompanying statements of net assets available for benefits of The M Plan (the “Plan”) as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY CPAS, PC

Valhalla, New York

June 9, 2006

THE M PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments, at fair value	$38,675,108	$32,744,481

Receivables:
Employer contributions	2,099,054	2,030,140
Employee contributions	100,630	102,911
Accrued investment income	20,625	12,361

Total receivables	2,220,309	2,145,412

Total assets	40,895,417	34,889,893

LIABILITIES:
Accrued administrative expenses	4,878	2,897
Return of excess employee contributions	88,245	91,780

Total liabilities	93,123	94,677

NET ASSETS AVAILABLE FOR BENEFITS	$40,802,294	$34,795,216

See accompanying notes to financial statements.

THE M PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE

FOR BENEFITS

YEAR ENDED DECEMBER 31, 2005

CONTRIBUTIONS:

Participant contributions	$2,799,333
Employer contributions	2,932,517
Rollover contributions	323,236

Total contributions	6,055,086

INVESTMENT INCOME:

Net appreciation in fair value of investments	1,428,499
Interest and dividend income	520,824

Net investment income	1,949,323

Net additions	8,004,409

DEDUCTIONS:

Benefits paid to participants	1,987,398
Administrative expenses	9,933

Total deductions	1,997,331

INCREASE IN NET ASSETS	6,007,078

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	34,795,216

End of year	$40,802,294

See accompanying notes to financial statements.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND

FOR THE YEAR ENDED DECEMBER 31, 2005

1. DESCRIPTION OF THE PLAN

The following description of The M Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General - The Plan was established effective as of January 1, 2001. Effective August 1, 2003, the Plan name was changed from the “MyShare Retirement Plan” to “The M Plan.” The Plan is a defined contribution 401(k) plan sponsored by MindShare USA, Inc. (the “Company”). The Plan covers substantially all employees of the Company who have attained age 18. The retirement committee of the Company controls and manages the operation and administration of the Plan. Ameriprise Trust Company (formerly American Express Trust Company) serves as trustee (“Trustee”) and custodian (“Custodian”) of the Plan. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions - Each year participants may contribute up to 15 percent of their pretax annual compensation, as defined in the Plan. The Company contributes a matching contribution equal to 50 percent of the first six percent of compensation that a participant contributes to the Plan. In addition, each year the Company contributes a profit sharing contribution of no less than 4 percent of a participant’s annual compensation. A participant must complete one year of service and be employed on the last day of the plan year in order to receive the profit sharing contribution. Additional amounts may be contributed at the discretion of the Company’s retirement committee. All contributions are subject to Internal Revenue Code (“IRC”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching and profit sharing contributions, the Company’s discretionary contributions, if any, and investment earnings. The account is charged with withdrawals and an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the participant’s vested account balance.

Investments - Participants direct the investment of their account balances from among various investment options offered under the Plan.

Vesting - Participants are vested immediately in their own contributions plus actual earnings thereon. Vesting in the Company’s contribution portion is based on years of continuous service. Participants are 100 percent vested in their profit sharing contributions after five years of service and 100 percent vested in their matching contributions after three years of service. Forfeitures arising from the account balances of terminated participants are used to reduce future Company contributions or Plan expenses. Forfeited non-vested accounts for the years ended December 31, 2005 and 2004 were approximately $299,000 and $172,000, respectively. As of December 31, 2005 and 2004, no forfeitures were used to offset Company contributions.

Participant Loans - Participants may borrow from their accounts up to a maximum of $50,000, or 50 percent of their vested account balance, whichever is less. Loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan administrator. At December 31, 2005 interest rates ranged from 4% to 10 1/2% for outstanding loans. Participant loans at December 31, 2005 and 2004 were $460,132 and $480,821, respectively.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND

FOR THE YEAR ENDED DECEMBER 31, 2005

Payment of Benefits - Upon termination of employment due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not exceeding the life expectancy of the Participant or the Participant’s designated beneficiary.

Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document.

Plan Termination - Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to provisions in ERISA. In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable. Assets remaining in the trust fund will be distributed to participants and beneficiaries, in proportion to their respective account balances. In the event the Plan is terminated, participants would become 100 percent vested.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for investments in various investment securities. Investment securities, in general, are exposed to various risks, such as interest-rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Fair value of investments that do not have readily ascertainable market values (such as common collective trusts) have been estimated by the Trustee based on the underlying publicly traded assets of the fund. These investments aggregated $14,349,728, or approximately 37% of total investments at December 31, 2005, and $11,385,598, or approximately 35% of total investments at December 31, 2004. Investment gains related to these investments were $560,268 for the year ended December 31, 2005. Participant loans are valued at the principal amount, which approximates fair market value.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND

FOR THE YEAR ENDED DECEMBER 31, 2005

Excess Contributions - The Plan is required to return contributions received during the plan year in excess of the IRC limits. As of December 31, 2005 and 2004, the Plan recorded a liability of $88,245 and $91,780, respectively. During 2006 and 2005, the amounts due to participants were refunded to participants as required.

3. INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004 are as follows:

	December 31, 2005		December 31, 2004
Fund	Shares	$ Value	Shares	$ Value

RiverSource Trust Income II Fund (formerly American Express Trust Income II Fund)	439,998.401	11,233,599	371,709.830	9,152,983
PIMCO Total Return Fund	434,700.656	4,564,357	467,017.140	4,983,073
RiverSource Growth Fund (formerly American Express Growth Fund)	147,192.330	4,312,735	137,274.475	3,705,038
WPP Stock Fund	39,552.123	2,279,072	47,205.242	2,749,847
American Century Income & Growth Fund	102,163.706	3,096,582	84,397.199	2,586,774
RS Emerging Growth Fund	71,722.748	2,336,727	63,958.535	2,069,698

During the year ended December 31, 2005, the Plan’s investments, including gains and losses on investments bought and sold as well as held throughout the year, appreciated (depreciated) in value as follows:

Investment Category
Common Collective Trust Funds	$560,268
Mutual Funds	884,520
WPP Stock Fund	(16,289)

Net appreciation of investments	$1,428,499

4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 to Form 5500:

2004
Net assets available for benefits per financial statements	$34,795,216
Employer contribution receivable	(2,030,140)
Employee contributions receivable	(102,912)
Accrued investment income	(12,361)
Accrued administrative expenses	2,897
Excess contribution payable	91,780

Net assets available for benefits per Form 5500	$32,744,480

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND

FOR THE YEAR ENDED DECEMBER 31, 2005

5. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of common collective trust funds and mutual funds managed by Amerprise Trust Company (formerly American Express Trust Company), who is the Trustee and Custodian of the Plan. These investments qualify as party-in-interest transactions.

The Plan also provides participants the option to invest in American Depositary Receipts of WPP Group plc, a party-in-interest. The Plan had 41,185 shares of Company stock valued at $2,224,002 at December 31, 2005 and 48,079 shares of Company stock valued at $2,627,510 at December 31, 2004.

Transactions in the funds referred to above are not deemed prohibited party-in-interest transactions, as they are covered by statutory or administrative exemptions from the Internal Revenue Code and ERISA’s rules on prohibited transactions. There have been no known prohibited transactions with a party-in-interest.

Fees incurred by the Plan for the investment management services were $9,478 and $7,541 for the years ended December 31, 2005 and 2004, respectively.

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service issued a letter of determination, dated January 28, 2004, stating that the Plan was designed in accordance with applicable sections of the Internal Revenue Code. Subsequently, the Plan was amended. In that connection, the Plan administrator and the Plan’s counsel believe the Plan continues to be in compliance with, and is currently being operated in accordance with, the applicable provisions of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

THE M PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common Collective Trusts:
*	Ameriprise Trust	Income II Fund	**	$11,233,599
*	Ameriprise Trust	International Equity Index II	**	527,504
*	Ameriprise Trust	Emerging Growth II	**	719,595
*	Ameriprise Trust	Equity Index II	**	1,869,030

	Total common collective trusts			14,349,728

	Mutual Funds:
	PIMCO	Total Return Fund	**	4,564,357
	AIM	Technology Fund	**	205,569
*	Ameriprise	Global Technology Fund	**	328,403
*	Ameriprise	Growth Fund	**	4,312,735
	American Century	Income & Growth	**	3,096,582
	Janus	Mid Cap Growth	**	1,078,172
	Merrill Lynch	Focus Value Fund	**	1,637,570
	Old Mutual	Select Growth	**	258,397
	RS	Emerging Growth	**	2,336,727
	Artisan	International Investor	**	1,703,724
	Janus	Advisor Worldwide	**	877,806
	Merrill Lynch	Global Value	**	1,184,726

	Total mutual funds			21,584,768

	Participant Loans:
*	Various participants	Loans (maturing 2006 to 2021 at interest rates from 4% to 10 1/2%)		460,132

	WPP Stock Fund:
*	WPP Group plc	Common Stock	**	2,224,002
*	Ameriprise Trust	Money Market Fund I	**	55,070

	Total WPP stock fund			2,279,072

	Cash			1,408

	Total assets			$38,675,108

*	Permitted party-in-interest
**	Cost information is not required for participant-directed investments and, thus, is not included above

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE M PLAN

Date: June 28, 2006	By:	/s/ Tim P. Cecere
	Name:	Tim P. Cecere
	Title:	Human Resources Director

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm